Mail Stop 4561

March 7, 2008

Mr. Peter I. Cittadini
Actuate Corporation
2207 Bridgepointe Parkway, Suite 500
San Mateo, CA 94404

      Re: Actuate Corporation
             Form 10-K for the year ended December 31, 2006
             Filed March 20, 2007
             Form 8-K filed June 5, 2007
             File No. 0-24607

Dear Mr. Cittadini:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief